Exhibit 99.2

Renesola to Report Second Quarter 2009 Results on August 17, 2009

JIASHAN, China, July 29, 2009 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading Chinese manufacturer of solar wafers, today announced that it will report its unaudited financial results for the second quarter ended June 30, 2009 before the U.S. markets open on Monday, August 17, 2009.

ReneSola’s management will host an earnings conference call on Monday, August 17, 2009 at 8 am U.S. Eastern Time / 8 pm Beijing/Hong Kong time / 1 pm British Summer Time.

Dial-in details for the earnings conference call are as follows:

U.S. / International: +1-617-614-6205
United Kingdom: +44-207-365-8426
Hong Kong: +852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.”

A replay of the conference call may be accessed by phone at the following number until August 24, 2009:

International: +1-617-801-6888
Passcode: 36277347

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit http://www.renesola.com ..

For investor and media inquiries, please contact:

In China:

Ms. Julia Xu
ReneSola Ltd
Tel: +86-573-8477-3372
E-mail: julia.xu@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Hanson Westhouse Limited, London
Tel: +44 (0) 20-7601-6100
E-mail: tim.feather@hansonwesthouse.com
             richard.baty@hansonwesthouse.com